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                              May 7, 2021

       Pamela Beall
       Director, Executive Vice President and Chief Financial Officer
       MPLX LP
       200 E. Hardin Street
       Findlay, OH 45840-3229

                                                        Re: MPLX LP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-35714

       Dear Ms. Beall :

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Financial Statements
       6. Related Party Agreements and Transactions, page 121

   1.                                                   We have read your
disclosure on page 87 that states,    We believe that transactions with
                                                        related parties are
conducted under terms comparable to those with unrelated parties.
                                                         This appears to imply
that the related party transactions are conducted on an arm   s length
                                                        basis. Representations
about transactions with related parties shall not imply that related party transactions were
consummated on terms equivalent to those that prevail in arm's length transactions
unless such representations can be substantiated. Revise your disclosure to either
substantiate your belief or remove this assertion, as appropriate. Refer to ASC 850-10-50-5.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pamela Beall
MPLX LP
May 7, 2021
Page 2

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 if you have questions regarding this comment on the financial statements and related matters.



FirstName LastNamePamela Beall                           Sincerely,
Comapany NameMPLX LP
                                                         Division of
Corporation Finance
May 7, 2021 Page 2                                       Office of Energy &
Transportation
FirstName LastName